press release

ArcelorMittal Announces Offers to Purchase for Cash up to $1,500,000,000 Combined Aggregate Purchase Price of the Outstanding Notes Listed Below

Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Acceptance Priority Level	Early Tender Premium(5)	Total Consideration(6)
6.125% notes due 2018	03938LAF1/US03938LAF13; 03938LAD6/US03938LAD64; L0302DAN3/USL0302DAN32	$1,063,360,000	1	$50	$1,070.00
9.850% notes due 2019(1)	03938LAM6/US03938LAM63	$1,091,781,000	2	$50	$1,217.50
5.125% notes due June 2020	03938LAY0/US03938LAY02	$386,748,000	3	$50	$1,068.75
5.250% notes due August 2020(2)	03938LAQ7/US03938LAQ77	$853,406,000	4	$50	$1,103.75
5.500% notes due 2021(3)	03938LAU8/US03938LAU89	$1,176,650,000	5	$50	$1,111.25
6.250% notes due 2022(4)	03938LAX2/US03938LAX29	$1,100,000,000	6	$50	$1,156.25

(1)	The interest rate on the 9.850% notes due 2019 increased pursuant to an interest adjustment clause and is currently 10.850%.
(2)	The interest rate on the 5.250% notes due August 2020 increased pursuant to an interest adjustment clause and is currently 6.250%.
(3)	The interest rate on the 5.500% notes due 2021 increased pursuant to an interest adjustment clause and is currently 6.500%.
(4)	The interest rate on the 6.250% notes due 2022 increased pursuant to an interest adjustment clause and is currently 7.250%.
(5)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn.
(6)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn. Includes the Early Tender Premium. Does not include Accrued Interest (as defined herein).

September 7, 2016 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the launch of its tender offers (the “Offers”) to purchase for cash, for a combined aggregate purchase price (exclusive of Accrued Interest (as defined herein)) of up to $1,500,000,000 (the “Maximum Tender Cap”), its outstanding 6.125% notes due 2018 (CUSIP 03938LAF1/ISIN US03938LAF13; CUSIP 03938LAD6/ISIN US03938LAD64; CUSIP L0302DAN3/ISIN USL0302DAN32) (the “2018 Notes”), 9.850% notes due 2019 (CUSIP 03938LAM6/ISIN US03938LAM63) (the “2019 Notes”), 5.125% notes due June 2020 (CUSIP 03938LAY0/ISIN US03938LAY02) (the “June 2020 Notes”), 5.250% notes due August 2020 (CUSIP 03938LAQ7/ISIN US03938LAQ77) (the “August 2020 Notes” and together with the June 2020 Notes, the “2020 Notes”), 5.500% notes due 2021 (CUSIP 03938LAU8/ISIN US03938LAU89) (the “2021 Notes”) and 6.250% notes due 2022 (CUSIP 03938LAX2/ISIN US03938LAX29) (the “2022 Notes” and, together with the 2018 Notes, the 2019 Notes, the 2020 Notes and the 2021 Notes, the “Notes”). Subject to the Maximum Tender Cap, the amount of a Series of Notes that is purchased in the Offers on the applicable Settlement Date (as defined below) will be based on the numerical order of priority (the “Acceptance Priority Level”) for such Series, subject to the proration arrangements applicable to the Offers, as set forth in the table above.

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated September 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes may be validly tendered at any time on or before 11:59 p.m., New York City time, on October 4, 2016, unless extended (as may be extended, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. To receive the Total Consideration (as defined herein), plus any Accrued Interest, Holders must tender their Notes prior to 5:00 p.m., New York City time, on September 20, 2016, unless extended (such time, as the same may be extended, the “Early Tender Time”). The “Total Consideration” is the U.S. dollar amount payable per $1,000 principal amount of the Notes set forth in the table above and includes an early tender premium of $50 per $1,000 principal amount of Notes (the “Early Tender Premium”). Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the “Tender Consideration”, which is the applicable Total Consideration minus the Early Tender Premium, plus any Accrued Interest.

Subject to applicable law, the Company expressly reserves the right, but is not obligated to, increase the Maximum Tender Cap in its sole and absolute discretion without extending the Early Tender Time, the Withdrawal Deadline (as defined below) or otherwise reinstating withdrawal rights.

Subject to the Maximum Tender Cap and the proration arrangements applicable to the Offers, all Notes of a Series validly tendered and not validly withdrawn at or prior to the Early Tender Time having a higher Acceptance Priority Level will be accepted before any tendered Notes of a Series having a lower Acceptance Priority Level. Among any Notes validly tendered following the Early Tender Time but at or prior to the Expiration Time, Notes having a higher Acceptance Priority Level will be accepted before any Notes tendered following the Early Tender Time having a lower Acceptance Priority Level, subject to the Maximum Tender Cap. If the Offers are not fully subscribed as of the Early Tender Time, subject to the Maximum Tender Cap, Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered following the Early Tender Time even if such Notes tendered following the Early Tender Time have a higher Acceptance Priority Level than Notes tendered at or prior to the Early Tender Time. As such, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time, and to the extent that Notes are tendered at or prior to the Early Tender Time, the Maximum Tender Cap available after the Early Tender Time could be reduced significantly or altogether. Accordingly, if the Maximum Tender Cap is reached in respect of tenders made at or prior to the Early Tender Time, no Notes tendered after the Early Tender Time will be accepted for purchase (irrespective of their priority level).

With respect to the Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn and accepted for purchase pursuant to the Offers, the Company expects to pay the Total Consideration, together with any accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the applicable Settlement Date (the “Accrued Interest”), to the Holders on the third Business Day after the Early Tender Time, expected to be September 23, 2016 (such date, the “Early Settlement Date”). With respect to Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the Holders thereof on the third Business Day after the Expiration Time, expected to be October 7, 2016 (such date the “Final Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”).

A press release announcing the amount of Notes to be accepted for purchase on the Early Settlement Date and the Final Settlement Date will be published as soon as practicable following the Early Tender Time and the Expiration Time, as applicable.

Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on September 20, 2016 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

ArcelorMittal will fund the Offers with existing cash resources and potentially drawings under existing credit facilities. The Offers are being made to reduce gross debt through the early repayment of certain of ArcelorMittal’s short to medium-term maturing bonds.

Citigroup Global Markets Limited, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Société Générale have been appointed to serve as dealer managers for the Offers. D.F. King has been retained to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited by email at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London), +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106, Deutsche Bank Securities Inc. by telephone at +1 855 287 1922 (toll free within the U.S.) or collect at +1 212 250 7527, J.P. Morgan Securities LLC at +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424, RBC Capital Markets, LLC by email at liability.management@rbccm.com or by telephone at +44-20-7029-7420 (London), +1 (877) 381-2099 (toll free within the U.S.) or collect at +1 (212) 618-7822 or Société Générale by email at liability.management@sgcib.com or by telephone at +44 20-7676-7579 (Europe collect), +1 855 881 2108 (toll free within the U.S.) or collect at +1 212 278-6964. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: arcelor@dfking.com or telephone: New York: +1 800 814 4284 (toll free within U.S.) or collect at + 1 212 269 5550 and London: +44 (0)20 7920 9700.

The Offer to Purchase is expected to be distributed to holders of Notes beginning today. A copy of the Offer to Purchase is available at http://www.dfking.com/arcelor and may also be obtained at no charge from D.F. King.

None of ArcelorMittal, the dealer managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. The Company is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)); (3) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Offers are not being made, directly or indirectly, to the public in the Republic of France. The Offer to Purchase and any other documents or offering material relating to the Offers may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”) as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Offers. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Belgium. Neither the Offer to Purchase nor any other document or materials relating to the Offers has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/“wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, the Offer to Purchase may not be, and is not being, advertised and the Offers will not be extended and the Offer to Purchase and any other documents or materials relating to the Offers may not, has not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d'instruments de placement et aux admissions d'instruments de placement à la négociation sur des marchés réglementés”/“wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (as amended from time to time), as referred to in Article 6, §3, of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other documents or materials relating to the Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+35247923198
Americas	+13128993985
Retail	+35247923198
SRI	+442075431156
Bonds/Credit	+33171921026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Sophie Evans Paul Weigh	+442032142882 +442032142419

France
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Sylvie Dumaine / Anne-Charlotte Creach	+33153707470